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EXHIBIT 99.4(g)

Endorsement
(Distribution of In-Kind Securities)
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ENDORSEMENT


The TRANSFER AND WITHDRAWAL BENEFITS section of this Contract is amended:

o by adding the following sentence before the last sentence of the first paragraph of the "Transfers" provision.

No transfer of your Accumulated Value from any Variable Account may be made that would exceed $5 million without our prior approval. No more than $25 million may be transferred from any Variable Account in any 30 day period without our prior approval. For purposes of this limitation all Contracts owned by you shall be treated as one Contract.

and

o by inserting the following before the last sentence of the first paragraph of the "Withdrawal Benefits" provision:

We reserve the right to make payment of any Full or Partial Withdrawal in whole or in part by distribution of securities in kind, rather than cash, if securities are received by the Variable Account from the corresponding series of the underlying mutual fund upon redemption of shares of such series and to the extent that, on any Valuation Date, any withdrawal, together with any transfer, of your Accumulated Value in a Variable Account would result in the reduction of your Accumulated Value in the Variable Account in an amount that would exceed the lesser of $10 million or an amount equal to 25% of such series' net assets as of the end of such Valuation Date. For purposes of this limitation all Contracts owned by you shall be treated as one Contract.

The DEATH BENEFIT section is amended by replacing the third and fourth sentences of the "Death of Annuitant" provision with the following:

The death benefit will be the Accumulated Value as of the Valuation Date due proof of death and instructions regarding payment are received by PM.